Exhibit 12.1

	Successor		Predecessor
	Six Months Ended June 26, 2011	Period from May 11, 2010 to December 26, 2010	Period from December 28, 2009 to May 10, 2010	Year Ended December 27, 2009	Year Ended December 28, 2008	Year Ended December 30, 2007	Year Ended December 31, 2006
Net income (loss)	11,140	(96,692)	363,624	(514,059)	(2,435,012)	(270,153)	(151,016)
Benefit from (provision for) income taxes	(6,828)	(2,101)	(1,640)	(597)	(62,865)	25,144	2,215

Earnings :
Pre-tax income (loss)	17,968	(94,591)	365,264	(513,462)	(2,372,147)	(295,297)	(153,231)
Fixed charges	18,780	24,632	31,373	54,948	113,466	98,545	83,790
Total Earnings	36,748	(69,959)	396,637	(458,514)	(2,258,681)	(196,752)	(69,441)

Fixed Charges:
Interest Expense per Income Statement	17,837	24,180	30,573	50,976	105,536	87,460	74,156
Estimated interest expense portion of the rent	2,090	1,780	800	3,972	7,930	11,085	9,634
Swap mark to market valuation excluded	(1,147)	(1,329)
Total Fixed charges	18,780	24,632	31,373	54,948	113,466	98,545	83,790

Ratio of Earnings to Fixed Charges	1.96	0	12.64	0	0	0	0

Insufficient Earning	—	94,591	0	513,462	2,372,147	295,297	153,231